Mail Stop 3030
                                                                March 23, 2018


     Via E-mail
     Cynthia Jenkins
     Chief Financial Officer
     PetVivo Holdings, Inc.
     5251 Edina Industrial Blvd
     Edina, Minnesota

            Re:    PetVivo Holdings, Inc.
                   Form 10-K for the Fiscal Year Ended March 31, 2017
                   Filed December 13, 2017
                   Form 10-Q for the Quarterly Period Ended September 30, 2017 Filed February 26, 2018
                   File No. 000-55167

     Dear Ms. Jenkins:

            We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments.

     Form 10-K for the fiscal year ended March 31, 2017

     1. Tell us when you plan to file your Form 10-Q for the quarterly period ended December
            31, 2017.

     2. It appears from your disclosure on page 4 that you completed your acquisition of Gel-Del
            Technologies on April 20, 2017. Based upon your PRE14C filed on April 22, 2015, it appears that you initially received consents from your majority shareholders for this transaction, but may not have fully addressed the required disclosure Items of Schedule
            14C. Provide us additional details about your completion of that acquisition including whether you used an information statement to communicate with your shareholders about that transaction.
 Cynthia Jenkins
PetVivo Holdings, Inc.
March 23, 2018
Page 2

Current Business Operations, page 5

3. We note that the information regarding dates under the captions "Commercial" and
       "Launch" for the pet devices and human devices in the table on page 6 of this report is later than such dates on page 10 of your Form 10-K for the fiscal year ended March 31,
       2016 and that some of your products do not appear to be progressing through the stages indicated in your table. In future filings, please add disclosure that informs investors of the causes for the material delays in the progress of your products through the various stages indicated in your table.

4. In view of your disclosure on page 6 about your therapeutic devices for human clinical applications, add a section in your applicable future filings to disclose the FDA approval process and the nature of regulatory oversight. Also, add a section in such filings that discloses the regulatory requirements for markets that you have been making efforts to develop for your therapeutic devices for veterinary applications.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies and Organization

(A) Basis of Presentation, page F-7

5. You disclose on page F-5 that you issued stock for services to Gel-Del, exercised Gel-Del options, and consummated other stock transactions with Gel-Del during each reporting period presented. Similarly, in your statement of cash flows you present a loss of sale of
       Gel-Del & Cosmeta. Since you are consolidating Gel-Del, please explain to us why these transactions were not eliminated in your consolidation accounting. Refer to the guidance in ASC 810. This comment also applies to your June 30, 2017 and September 30, 2017
       Forms 10-Q.

6. As a related matter, please explain to us what the loss of sale of Gel-Del & Cosmeta represents. Show us how you calculated the loss.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page
38

7. We note that you concluded that your internal controls over financial reporting were not effective as of March 31, 2017 because of the reasons noted. In future filings, as required by Item 308(a)(3) of Regulation S-K, revise the report to clarify that these were material weaknesses identified in your internal controls over financial reporting. In addition, to
 Cynthia Jenkins
PetVivo Holdings, Inc.
March 23, 2018
Page 3

       assist an investor's understanding, in future filings explain briefly why your disclosure controls and procedure were not effective.

8. Revise management's report in future filings to identify the version of the Committee of
       Sponsoring Organizations of the Treadway Commission (COSO) Internal Control -
       Integrated Framework that was used to perform your assessment, i.e., the 1992
       Framework or the Updated Framework issued in 2013. Please refer to Item 308(a)(2) of
       Regulation S-K.

Directors, Executive Officers and Corporate Governance, page 40

9. In your future Form 10-K filings, ensure that you disclose the business experience of Ms.
       Jenkins and Messrs. Dolan, Vezmar, Deming and Merrill for the last five years.

10. In your future Form 10-K filings, briefly disclose the specific experience, qualifications, attributes or skills that led to your conclusion that each of your directors should serve as director in light of your business and structure.

11. In your future Form 10-K filings, provide the disclosure required by Regulation S-K
       Item 405.

Involvement in Certain Legal Proceedings, page 44

12. In your future Form 10-K filings, clarify the disclosure in this section that "[D]uring the past five years, have been involved in any legal proceeding concerning
.... vacated. " For
       example, are you referring to your directors and executive officers? Also, revise to cover the ten year period referenced in Regulation S-K Item 401(f) and update your disclosure for paragraphs (7) and (8) of Item 401(f).

Exhibits, page 48

13. File as an exhibit the employment agreement with Mr. Hayne disclosed on page F-17.

Signatures, page 50

14. We note that none of your directors have signed below the second paragraph. Revise so that at least a majority of your directors have signed your filing. Cynthia Jenkins
PetVivo Holdings, Inc.
March 23, 2018
Page 4

Form 10-Q for the Quarterly Period Ended September 30, 2017

Item 1. Financial Statements

Note 7. Agreement and Plan of Merger, page 11

15. Revise future filings, beginning with your Form 10-Q for the period ended December 31,
       2017, to provide all the disclosures required by ASC 805-10-50 relating to your acquisition of Gel-Del. Provide us with your calculations of the purchase price and your allocation of that purchase price to the assets of Gel-Del. Tell us the accounting literature you relied upon in accounting for this transaction.

16. We note that prior to the merger you consolidated Gel-Del because you concluded that it was a VIE and that you were the primary beneficiary. Please address the following:

           Describe to us your relationship with Gel-Del prior to the merger and briefly explain your conclusion that you were the primary beneficiary of the VIE.

           Tell us whether you held an ownership interest in Gel-Del and the percentage ownership you held.

           Describe to us how the original Securities Exchange Agreement transaction dated
           November 24, 2014, any subsequent amendments to that agreement and any subsequent new agreements impacted your accounting for Gel-Del. Describe any changes in your accounting based on the amendments or new agreements and the resulting impact reflected in your financial statements, such assets impairments. Tell us the accounting literature you relied upon in accounting for these events.

17. We note that in September 2017 you issued 5.45 million shares of your common stock to
       Gel-Del shareholders to complete the merger. Explain to us your reasons for concluding that April 10, 2017 was the acquisition date of this business combination under U.S.
       GAAP. Refer to the guidance in ASC 805-10-25.

18.    We note from page F-17 of the March 31, 2017 Form 10-K that you issued
6.9 million
       shares to Gel-Del's shareholders rather than the 5.45 million shares disclosed on page F-3 and other sections of this filing. Please clarify for us the number of shares issued in the transaction and revise future filings to provide consistent disclosure.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Cynthia Jenkins
PetVivo Holdings, Inc.
March 23, 2018
Page 5

        You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller, Senior
Attorney, at (202) 551-3635 with any other questions. You may also reach me at
(202) 551-
3662.


                                                  Sincerely,

                                                  /s/ Lynn Dicker

                                                  Kevin J. Kuhar
                                                  Accounting Branch Chief
                                                  Office of Electronics and
Machinery